UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 15

      Certification and Notice of Termination of Registration under
        Section 12(g) of the Securities Exchange Act of 1934 or
                  Suspension of Duty to file Reports
   Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number: 0-21087

                        TOLLYCRAFT YACHT CORPORATION
             (Exact name of registrant as specified in its charter)

          8201 Peters Road, Suite 1000, Plantation, Florida 33324
                              (954) 916-2618
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, $0.001 Par Value
          (Title of each class of securities covered by this Form)

                                      None
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     [x]     Rule 12h-3(b)(1)(ii)  [ ]
           Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(ii)  [ ]
           Rule 12g-4(a)(2)(ii)    [ ]     Rule 15d-6            [ ]
           Rule 12h-3(b)(1)(i)     [ ]

Approximate number of holders of record as of the certification or notice date: 222

Pursuant to the requirements of the Securities Exchange Act of 1934, TOLLYCRAFT YACHT CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 18, 2000

TOLLYCRAFT YACHT CORPORATION  (Registrant)

By: /s/_______________________________
       Peter D. Hobbs, Chairman/CEO